January 15, 2004
Our Ref. No. 2003916158
Maxim Series Fund, Inc.
File No. 811-03364

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

Your letter dated October 22, 2003, requests our assurance that we would not recommend enforcement action to the Commission under section 17(f) of the Investment Company Act of 1940 (the "1940 Act"), or rule 17f-2 thereunder, if the Bank of New York, Inc., (the "Bank") provides custodial services for certain series of the Maxim Series Fund, Inc. (the "Fund") that will not comply with the requirements of rule 17f-2.

Facts

You state that the Fund is a Maryland corporation, registered with the Commission as an open-end management investment company under the 1940 Act. The Fund, a series investment company, offers shares in forty separate investment portfolios (the "Portfolios"), each with its own investment objectives and strategies. The Portfolios are available as investment options under variable annuity contracts and variable life insurance policies offered by Great-West Life & Annuity Insurance Company ("GWL&A") and other life insurance companies. The Portfolios are also available as investment options under certain qualified retirement plans. You state that shares of the Portfolios are offered for sale pursuant to an effective registration statement under the Securities Act of 1933 and the 1940 Act.

You state that GW Capital Management, LLC, d/b/a Maxim Capital Management, LLC ("MCM") serves as investment adviser to each of the Portfolios. You state that MCM is a Colorado limited liability company and a wholly owned subsidiary of GWL&A that is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940 (the "Advisers Act"). You state that the Fund has twelve subadvisers, each of which is a registered investment adviser under the Advisers Act. Each subadviser provides day-to-day investment management services to one or more of the Portfolios, subject to review and supervision by MCM and the Board of Directors of the Fund. You state that the Bank is a New York State chartered bank that provides custodial services for 28 of the Portfolios. You state that BNY Investment Advisors ("BNY"), a separately identifiable division of the Bank, serves as subadviser to eight of the Portfolios, including six Portfolios for which the Bank also serves as custodian ("BNY-subadvised Portfolios"). The Portfolios for which the Bank provides custodial services, and for which BNY does not provide advisory services, are referred to herein as "the Bank Custodial Portfolios."

You state that under the Fund's custody arrangements with the Bank, the assets of each individual Portfolio are segregated and maintained separately from the assets of the other Portfolios.[1] You represent that the Bank is not an affiliated person (a "first-tier affiliate") of MCM or of any subadviser to the Bank Custodial Portfolios, nor of any affiliated person of such persons (a "second-tier affiliate").[2] You also represent that there are no common officers, employees, or directors between the Bank and the subadvisers to the Bank Custodial Portfolios, or between the Bank and either MCM or GWL&A. You believe, however, that the Bank Custodial Portfolios may be required to comply with rule 17f-2 because the Bank may be deemed to be a second-tier affiliate of these Portfolios.

Analysis

Section 17(f) of the 1940 Act sets forth the custody requirements that apply to registered management investment companies.[3] Section 17(f)(1)(C) of the 1940 Act provides that an investment company may place and maintain securities and similar investments in its own custody, but only in accordance with rules or orders that the Commission may prescribe for the protection of investors. In 1941, the Commission adopted rule 17f-2 under the 1940 Act to govern arrangements in which a fund maintains its securities and similar investments in its own custody.[4]

The staff interprets rule 17f-2 as applying not only when a fund maintains assets in its own custody, but also when the fund uses custody arrangements in which the fund's custodian or subcustodian is affiliated with the fund in certain ways. In particular, we interpret rule 17f-2 as applying when a fund's custodian is affiliated with the fund's

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1 In addition, you state that no director, officer employee or agent of the Fund is authorized or permitted on behalf of any Portfolio to withdraw such assets "upon their mere receipt."

2 Section 2(a)(3) of the 1940 Act defines affiliated person. *See also* note 8, *infra*.

3 Section 17(f) of the 1940 Act generally permits a fund to use four types of custody facilities: U.S. banks (and their foreign branches); members of U.S. securities exchanges; the fund itself; and U.S. securities depositories. Rules issued by the Commission permit various custody arrangements including those with U.S. futures commission merchants, foreign banks, and foreign securities depositories. *See* rules 17f-6, 17f-5, and 17f-7 under the 1940 Act, respectively.

4 *See Custody of Securities by Management Companies*, Investment Company Act Release No. 172 (July 31, 1941). The rule has not been significantly amended since 1947. *See* Revision of rule N-17f-2, Investment Company Act Release No. 1112 (Oct. 3, 1947). The rule also provides that a fund maintains its securities and similar investments in its own custody if directors, officers, or employees or agents of the fund are authorized or permitted to withdraw the fund's securities and similar investments from a bank (or certain other companies) "upon their mere receipt" (*i.e.*, by withdrawing such investments and replacing them with a written receipt, and without depositing cash or other assets in exchange for the investments). *See* rule 17f-2(a).

investment adviser.[5] Inherent in those "affiliated custody arrangements" is the risk that an employee of the affiliated investment adviser would have access to a fund's assets in connection with the provision of custody services, and could then have the ability to take advantage of the fund by misappropriating fund assets.[6] These arrangements also present the risk that the fund's assets will not be maintained in such a manner that they will be subject to adequate independent scrutiny.[7] The Bank's custodial arrangements with the Bank Custodial Portfolios may be subject to the requirements of rule 17f-2 because the Bank could be deemed to be a second-tier affiliate of the Bank Custodial Portfolios.[8] You argue that, nevertheless, the Bank Custodial Portfolios should not be required to comply with rule 17f-2 solely because their custodian also serves as subadviser to other Portfolios of the Fund.

You essentially argue that the staff has not previously addressed whether a fund must comply with the requirements of rule 17f-2 under the facts presented in your letter. You essentially assert that the Bank provides adequate independent scrutiny of the assets

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5 Under section 2(a)(3)(E) of the 1940 Act an investment adviser of a fund is an affiliated person of the fund. *See* Pegasus Income and Capital Fund, Inc. (pub. avail. Dec. 31, 1977) (rule 17f-2 applies when an investment adviser renders custodial services) ("Pegasus"); The Mutual Fund Group (pub. avail. Dec. 12, 1989) (rule 17f-2 applies when subcustodian acts as investment adviser); IPI-Income & Price Index Fund (pub. avail. Dec. 12, 1980) (rule 17f-2 applies when custodian and investment adviser are under common control); Composite Group of Funds (pub. avail. Mar. 2, 1987) (rule 17f-2 applies when custodian controls investment adviser). *See also* Rodney Square Fund (pub. avail. June 15, 1987). You acknowledge that rule 17f-2 applies to the Bank's custodial arrangements with the BNY-subadvised Portfolios and you represent that those arrangements are maintained in compliance with the requirements of the rule.

6 *See* note 7, *infra*.

7 *See generally* Pegasus, *supra* note 5 (as expressed generally in section 1(b)(5) and section 17(f), it is a principal policy under the 1940 Act to ensure that securities owned by funds are maintained in such a manner that they will be subject to adequate independent scrutiny; this policy would be frustrated if an adviser rendering custodial services were not subject to additional safeguards, such as those of rule 17f-2).

8 The Bank may be deemed to be a second-tier affiliate of the Bank Custodial Portfolios because the Bank may be a first-tier affiliate of the BNY-subadvised Portfolios which may be a first-tier affiliate of the Bank Custodial Portfolios. The Bank (through BNY, which is a division of the Bank) may be a first-tier affiliate of the BNY-subadvised Portfolios because an investment adviser of a fund is an affiliated person of the fund. *See* section 2(a)(3)(E) of the 1940 Act. Each BNY-subadvised Portfolio may be an affiliated person of each Bank Custodial Portfolio if all of the Portfolios are deemed to be under the common control of MCM (the Portfolios are separate series of a fund and, therefore, also share officers and directors). An affiliated person of another person includes any person directly or indirectly under common control with such other person. *See* section 2(a)(3)(C) of the 1940 Act.

of the Bank Custodial Portfolios because it is independent of MCM and the subadvisers of the Bank Custodial Portfolios. In particular, the Bank is not a first- or second-tier affiliate of MCM or of any subadviser to the Bank Custodial Portfolios. In addition, you state that there are no common officers, employees, or directors between the Bank and the Bank Custodial Portfolios' subadvisers or between the Bank and either MCM or GWL&A.[9] You also represent that, under the custody arrangements with the Bank, the assets of each Portfolio are segregated and maintained separately from the assets of the other Portfolios. Consequently, the Bank's access to the assets of the Bank Custodial Portfolios is solely related to the Bank's custodial functions.

On the basis of the facts and representations set forth in your letter, we will not recommend enforcement action to the Commission under section 17(f) of the 1940 Act, or rule 17f-2 thereunder, if the Bank Custodial Portfolios do not comply with the requirements of rule 17f-2. This conclusion is based in particular on your representations that: (1) the Bank is not a first- or second-tier affiliate of MCM or any subadviser to the Bank Custodial Portfolios; (2) there are no common officers, employees, or directors between the Bank and the subadvisers to the Bank Custodial Portfolios, or between the Bank and either MCM or GWL&A; and (3) the assets of each Portfolio for which the Bank provides custodial services are segregated and maintained separately from the assets of any other Portfolio.

This response expresses our views on enforcement action only and does not express any legal conclusions on the questions presented. Because our position is based on the facts and representations in your letter, you should note that any different facts or representations may require a different conclusion.

Robin S. Gross

Robin S. Gross
Senior Counsel

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[9] Telephone conversation on December 15, 2003, between Robin S. Gross of the staff and Ann Furman of Jorden Burt, counsel to the Fund.

JORDENBURT

1025 THOMAS JEFFERSON STREET, N.W.
SUITE 400 EAST
WASHINGTON, D.C. 20007-5208
(202) 965-8100
FAX: (202) 965-8104

Ann B. Furman
202-965-8130
abf@wdc.jordenusa.com

777 BRICKELL AVENUE
SUITE 500
MIAMI, FL 33131-2803
(305) 371-2600
FAX: (305) 372-9928

175 POWDER FOREST DRIVE
SUITE 201
SIMSBURY, CT 06089-9658
(860) 392-5000
FAX: (860) 392-5058

October 22, 2003

Investment Company Act of 1940 – Section 17(f)
Investment Company Act of 1940 – Rule 17f-2

Douglas J. Scheidt, Esquire
Office of Chief Counsel
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Maxim Series Fund, Inc.

Dear Mr. Scheidt:

On behalf of Maxim Series Fund, Inc. (the "Fund"), a series investment company, we are writing to request assurance that the staff of the Division of Investment Management (the "Staff") would not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") under Section 17(f) of the Investment Company Act of 1940, as amended (the "1940 Act"), or Rule 17f-2 thereunder if a bank provides custodial and sub-advisory services for certain series of the Fund, without the series for which the bank provides only custodial (but not sub-advisory) services complying with the self-custody requirements of Rule 17f-2, as described below.

I. Background

The Fund is a Maryland corporation, registered with the Commission as an open-end management investment company under the 1940 Act. The Fund offers shares in forty separate investment portfolios (the "Portfolios"), each with its own investment objectives and strategies. The Portfolios are available as investment options under variable annuity contracts and variable life insurance policies offered by Great-West Life & Annuity Insurance Company ("GWL&A") and other life insurance companies. The Portfolios are also available as investment options under certain qualified retirement plans. Shares of the Portfolios are offered for sale pursuant to an effective registration statement under the Securities Act of 1933, as amended, and the 1940 Act.

GW Capital Management, LLC, d/b/a Maxim Capital Management, LLC ("MCM"), serves as investment adviser to each of the Portfolios. MCM is a Colorado limited liability company and a wholly-owned subsidiary of GWL&A, registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act").

The Fund has twelve sub-advisers, each of which is a registered investment adviser under the Advisers Act. Each sub-adviser provides day-to-day investment management services to one or more of the Portfolios, subject to review and supervision by MCM and the Board of Directors of the Fund. Among the sub-advisers, BNY Investment Advisors ("BNY"), a separately identifiable division of Bank of New York, Inc. (the "Bank"), serves as sub-adviser to eight of the Portfolios.

The Bank is a New York State chartered bank. It provides custodial services for 28 of the Portfolios, including six Portfolios for which BNY serves as sub-adviser. Under the Fund's custody arrangements with the Bank, the assets of the individual Portfolios are segregated and maintained separately from the assets of the other Portfolios. In addition, no director, officer, employee or agent of the Fund is authorized or permitted on behalf of any Portfolio to withdraw such assets "upon their mere receipt." The Bank is not an affiliated person of MCM or of any sub-adviser to the Portfolios (except BNY), or of an affiliated person of such persons.

As discussed below, the Staff has required registered management investment companies ("funds") to comply with the self-custody requirements of Rule 17f-2, where the fund's custodian is an affiliated person of the fund's investment adviser.[1] Accordingly, the custodial arrangements with the Bank for the BNY-subadvised Portfolios are maintained in accordance with the requirements of Rule 17f-2.[2]

The following are the Portfolios for which the Bank serves as custodian, listed across from their respective sub-advisers, where applicable.

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[1] *See, e.g., Norwest Bank Minnesota, N.A.,* SEC No-Action Letter, at n.3 (pub. avail. May 25, 1995) (Rule 17f-2 applies where the fund's custodian is an affiliated person of the fund's investment adviser); *Charter Funds, Charter Guaranty Company, Inc.,* SEC No-Action Letter (pub. avail. Jan. 27, 1994) (no action denied where investment adviser and custodian are both wholly-owned by the same individual); *The Mutual Fund Group,* SEC No-Action Letter (pub. avail. Dec. 12, 1989) (Rule 17f-2 applies if bank acts as both investment adviser and subcustodian of the fund); *Composite Group of Funds,* SEC No-Action Letter (pub. avail. Mar. 2, 1987) (fund whose custodian controls the investment company's adviser must comply with Rule 17f-2); *IPI-Income & Price Index Fund,* SEC No-Action Letter (pub. avail. Dec. 12, 1980) (fund whose investment adviser and custodian are wholly-owned subsidiaries of the same corporation and who have directors in common with the custodian must comply with Rule 17f-2); *Pegasus Income & Capital Fund Inc.,* SEC No-Action Letter (pub. avail. Dec. 31, 1977) (Rule 17f-2 applies to any arrangement between a fund and its adviser bank where the bank provides custodial or depository services).

[2] In April 2003, the Bank and BNY replaced Barclays Global Investors, N.A. and Barclays Global Fund Advisors as custodian and sub-adviser, respectively, for these Portfolios. Prior to that time, the Bank served only as custodian for the Portfolios it currently serves as custodian, excluding the BNY-subadvised Portfolios.

Sub-Adviser	Portfolio(s)
None	Maxim Money Market Maxim Bond Maxim U.S. Government Securities Maxim Short Duration Bond Maxim U.S. Government Mortgage Securities Maxim Bond Index
Ariel Capital Management, Inc.	Maxim Ariel Small-Cap Value Maxim Ariel Mid-Cap Value
BNY Investment Advisors[3]	Maxim Growth Index Maxim Stock Index Maxim Value Index Maxim Index 600 Maxim Index 500 Maxim Index 400
Federated Investment Management Company	Maxim Federated Bond
Founders Asset Management LLC	Maxim Founders Growth & Income
INVESCO Funds Group, Inc.	Maxim INVESCO Balanced
INVESCO Global Asset Management (N.A.)	Maxim INVESCO ADR
Janus Capital Management LLC	Maxim Janus Large Cap Growth Maxim Janus High Yield Bond
Loomis, Sayles, & Company, L.P.	Maxim Loomis Sayles Small-Cap Value Maxim Loomis Sayles Bond
Massachusetts Financial Services Company	Maxim MFS® International Growth Maxim MFS® Small-Cap Growth
Pareto Partners	Maxim Global Bond
T. Rowe Price Associates, Inc.	Maxim T. Rowe Price Equity/Income Maxim T. Rowe Price MidCap Growth
Templeton Investment Counsel, LLC	Maxim Templeton® International Equity

[3] BNY also serves as sub-adviser to Maxim Index European Portfolio and Maxim Index Pacific Portfolio, for which JPMorgan Chase is custodian of the assets.

II. Legal Analysis

A. Section 17(f)(1) and Rule 17f-2

Section 17(f)(1) requires every fund to place and maintain its securities and other assets in the custody of (A) a bank or banks having the qualification prescribed in Section 26(a)(1) of the 1940 Act for the trustees of unit investment trusts, (B) a company that is a member of a national securities exchange, in accordance with Commission rules and regulations, or (C) the fund itself, in accordance with such rules and regulations or orders as the Commission may from time to time prescribe for the protection of investors. Rule 17f-2 sets forth the conditions under which a fund may maintain custody of its assets.[4]

Under Rule 17f-2(a), a fund is deemed to have self-custody of its assets, and accordingly must comply with the requirements of Rule 17f-2, if the fund maintains its assets with a bank or other company whose functions and physical facilities are supervised by federal or state authority under any arrangement whereby the directors, officers, employees or agents of the fund are authorized or permitted to withdraw such assets "upon their mere receipt." In addition, the Staff has interpreted Rule 17f-2 to apply to arrangements where the fund's investment adviser also serves as custodian or sub-custodian;[5] where the fund's investment adviser and custodian are under common control of the same corporation or individual;[6] and where the fund's investment adviser is a subsidiary of the custodian.[7]

In interpreting Rule 17f-2, the Staff has taken the position that the principal policy of Section 17(f) is to ensure that the fund's securities and other assets are maintained in such a manner that they will be subject to adequate independent scrutiny and that this policy would be frustrated if such arrangements were not subject to the additional safeguards such as those in Rule 17f-2, particularly the verifications required by paragraph (f).[8] Rule 17f-2(f) requires, among other things, that the securities and other assets of the fund must be verified by actual

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[4] We note that Section 17(f)(6) was added in 1999 by the Gramm-Leach-Bliley Act, authorizing the Commission to prescribe conditions under which a bank or an affiliated person of a bank acting in certain capacities to an affiliated registered management investment company, may serve as custodian of that management company. We understand from the Commission's recent Release adopting Rule 17f-4, however, that the intent of Section 17(f)(6) was to address issues related to bank-sponsored funds. *Custody of Investment Company Assets With a Securities Depository,* Investment Company Act Release No. 25934, n. 3 (Feb. 20, 2003). Because the instant request does not relate to bank-sponsored funds, we are making our request under Section 17(f)(1) and Rule 17f-2 and pronouncements thereunder.

[5] *See Pegasus Income & Capital Fund Inc., supra* note 1; *The Mutual Fund Group, supra* note 1.

[6] *See Charter Funds, supra* note 1; *IPI-Income & Price Index Fund, supra* note 1.

[7] *See Composite Group of Funds, supra* note 1.

[8] *See, e.g., Charter Funds, supra* note 1.

examination by an independent public accountant at least three times annually, at least two of which must be chosen by the accountant.

B. Relationship of the Bank to the Portfolios

Section 2(a)(3) of the 1940 Act defines an "affiliated person" of another person to include, among others, any person under common control with another person, and if such other person is an investment company, any investment adviser thereof. The sub-advisers to the Portfolios are affiliated persons of the Portfolios they advise ("first tier-affiliates").[9] Moreover, each Portfolio would be an affiliated person of the other Portfolios if the Portfolios are deemed to be under the common control of MCM, the Fund's principal adviser.[10] Thus, the sub-advisers may also be "second-tier affiliates" of the other Portfolios of the Fund. The determination of whether a fund is under the control of its adviser depends on all of the relevant facts and circumstances.[11] Accordingly, assuming that the Portfolios are under the common control of MCM, the Bank (through BNY) would or could be deemed to be a first-tier affiliate of the BNY-advised Portfolios and a second-tier affiliate of the other Portfolios for which the Bank provides only custodial services.

C. Applicability of Rule 17f-2

In light of the Staff's interpretations of Rule 17f-2, we believe that an interpretative issue arises where the Bank is a second-tier affiliate of a Portfolio solely by reason of the Bank's sub-advisory services to other Portfolios. We are of the view, however, that a Portfolio should not be required to comply with Rule 17f-2 nor be deemed to have self-custody of its assets solely

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[9] *See* 1940 Act Section 2(a)(3)(E).

[10] *See* 1940 Act Section 2(a)(3)(C).

[11] *See Transactions of Investment Companies With Portfolio and Subadviser Affiliates,* Investment Company Act Release No. 25888, at n. 19 (Jan. 22, 2003). As expressed in this Release, at the heart of the 1940 Act are restrictions imposed on many transactions and arrangements involving funds and their affiliated persons, which are designed to prevent affiliated persons from managing a fund's assets for the benefit of the affiliated person, rather than for the benefit of the fund's shareholders. To make the restrictions more difficult to circumvent, the restrictions extend to second-tier affiliates as well. Recognizing that in certain instances affiliated persons have neither the ability nor the incentive to take advantage of a fund, however, the Commission adopted new Rule 17a-10 and amended Rules 10f-3, 12d3-1, and 17e-1, expanding the circumstances in which a fund may engage in transactions and arrangements with affiliated persons of a fund and amended Rules 17a-6 and 17d-1(d)(5), expanding the circumstances in which a fund may enter into principal transactions and joint arrangements with its portfolio affiliates and the portfolio affiliates of affiliated funds. These amendments exempt transactions and arrangements between funds and certain affiliated persons where it would not be likely that the affiliated person would be in a position to take advantage of the fund. In important part, these recent rule amendments respond to the affiliated transaction issues raised with respect to second-tier affiliations among the investment advisers or sub-advisers to separate portfolio series of a multiple series fund, which is the same situation we describe here with respect to the application of Rule 17f-2 to the non-BNY subadvised Portfolios.

because the Portfolio's custodian also serves as sub-adviser to other Portfolios of the Fund for the following reasons.

First, the Staff has taken the position that an individual series of a series investment company should generally be treated as a separate investment company.[12] Thus, the principal policy of Section 17(f) would not be frustrated if the applicability of Rule 17f-2 were determined on a series-by-series basis, because we believe that adequate independent scrutiny of a Portfolio's assets can be provided where the Portfolio's custodian is sufficiently independent of the investment adviser and any sub-advisers of the Portfolio, even if the custodian is also a sub-adviser for another Portfolio. Here, each of the Fund's Portfolios operates, for investment purposes, as a separate investment company. Moreover, under the Portfolios' custody arrangements with the Bank, the assets of each Portfolio are segregated and maintained separately from the assets of the other Portfolios. Accordingly, we believe that the Fund should determine the applicability of Rule 17f-2 with respect to each Portfolio, separately on a series-by-series basis.

Second, each of the Portfolios for which the Bank provides custodial services has placed and maintains all of its securities and other assets in the custody of the Bank, which has the qualification to serve as a fund custodian as required by Section 17(f)(1). In addition, pursuant to the Fund's custody arrangements with the Bank, no director, officer, employee or agent of the Fund is authorized or permitted on behalf of any Portfolio to withdraw such assets upon their mere receipt. Thus, Rule 17f-2 does not apply on its face.

Third, the principal policy of Section 17(f) is to ensure that a fund's securities and other assets are maintained in such a manner that they will be subject to adequate independent scrutiny. This policy would not be frustrated solely because a Portfolio's custodian may also serve as sub-adviser to an affiliated fund, where the adviser and sub-adviser to the Portfolio are otherwise independent of the Portfolio's custodian. Thus, compliance with Rule 17f-2 should not be required with respect to the Portfolios for which the Bank provides only custodial (but not sub-advisory) services, as the Bank is not an affiliated person of MCM or of any sub-adviser to the Portfolios (except BNY), or of any affiliated person of such persons.

Fourth, Staff interpretations of Rule 17f-2 have all dealt with arrangements involving relationships between the investment adviser and the custodian or sub-custodian of the same

[12] *See, e.g., Mutual Series Fund, Inc.*, SEC No-Action Letter (pub. avail. Nov. 7, 1995). If Rule 17f-2 were not applicable on a series-by-series basis, then arguably every Portfolio would have to comply with the requirements of the rule whenever, for example, a custodian for any Portfolio is also a sub-adviser for any other Portfolio, even if for a particular Portfolio the custodian would otherwise be independent of the investment adviser and any sub-advisers of that Portfolio. With respect to the Bank, this would mean that every Portfolio might have to comply with the requirements of Rule 17f-2 simply because the Bank (through BNY) is also a sub-adviser for other Portfolios, even though the Bank would serve as both custodian and sub-adviser for only six of the Fund's Portfolios.

fund. Thus, the multiple series relief we are requesting is consistent with current Staff interpretations of Rule 17f-2, and the existing interpretations should not be extended to require compliance with Rule 17f-2 under the circumstances described.

Finally, because the Bank is sufficiently independent of MCM and any sub-advisers as to those Portfolios for which the Bank serves only as custodian, the costs and burdens of complying with Rule 17f-2 with respect to those Portfolios are unnecessary and would not add to investor protection. The financial burden imposed by compliance with Rule 17f-2 will by necessity be borne by the shareholders of the non-BNY-subadvised Portfolios at a cost for which there appears to be no marginal benefit to those shareholders.

III. Conclusion

Based upon the foregoing, we respectfully request that the Staff recommend no action to the Commission if the Bank provides custodial and sub-advisory services for certain Portfolios, without the Portfolios for which the Bank provides only custodial (but not sub-advisory) services complying with the self-custody requirements of Rule 17f-2 under the 1940 Act, as described above.

We appreciate the Staff's consideration of this request. Should you need additional information or have any question regarding this request, please contact me at (202) 965-8130 or Jo Cicchetti at (202) 965-8162.

Very truly yours,

Ann B. Furman

Ann B. Furman

cc: Beverly A. Byrne, Esq.
David T. Buhler, Esq.

Wdc #114059v3